PACIFIC RIM MINING CORP.
Interim Consolidated Balance Sheets
(Prepared by management)
in thousands of US dollars

	July 31	April 30
	2003	2003
	(unaudited)	(audited)
Assets
Current assets
Cash and cash equivalents	658	1,107
Bullion inventory (note 2)	1,104	594
Cash and cash equivalents and bullion	1,762	1,701
Receivables	127	50
Inventories - short-term (note 4)	8,499	8,829
	10,388	10,580
Inventories - long-term (note 4)	–	2,002
Property, plant and equipment (note 5)	5,583	5,455
Closure fund (note 7)	3,392	3,410
	19,363	21,447
Liabilities
Current liabilities
Accounts payable and accrued liabilities	834	1,228
Due to related parties (note 11)	379	231
Accrued closure costs - current portion (note 7)	632	1,488
	1,845	2,947
Loan payable to a related party (note 7)	1,508	1,640
Accrued closure costs (note 7)	2,379	1,900
	5,732	6,487

Shareholders' Equity
Share capital (note 8)
Authorized:
1,000,000,000 common shares without par value
Issued and fully paid:
78,528594 shares outstanding	56,173	56,173
Deficit	(42,542)	(41,213)
	13,631	14,960
	19,363	21,447

“Thomas C. Shrake”, Director “David K. Fagin”, Director

See accompanying notes to these Interim Consolidated Financial Statements

PACIFIC RIM MINING CORP.
Interim Consolidated Statements of Income (Loss) and Deficit
(Prepared by management)
in thousands of US dollars (except per share amounts)
(unaudited)

	Three months	Three months
	ended	ended
	July 31, 2003	July 31, 2002

Revenues
Sales	3,023	3,226

Cost of sales
Operating costs	3,147	2,409
Depreciation, depletion and amortization	372	921
	3,519	3,330
Mine operating loss	(496)	(104)

Expenses
Exploration	871	592
General and administrative	153	302
Write-down of marketable securities	–	269
Interest expense	16	21
Foreign exchange	7	12
Interest income	(33)	(36)
Gain on sale of mineral property	–	(900)
Gain on sale of marketable securities	–	(1,007)
	1,014	(747)
Net income (loss) before unusual item	(1,510)	643
Recovery of Investment In Andacollo Mine	181	201
Net income (loss) for the period	(1,329)	844
Deficit - beginning of period	(41,213)	(38,413)
Deficit - end of period	(42,542)	(37,569)
Per share:
Net income (loss) per share - basic and diluted	(0.02)	0.01
Weighted average shares o/s during period:	78,528,594	78,428,459

See accompanying notes to these Interim Consolidated Financial Statements

PACIFIC RIM MINING CORP.
Interim Consolidated Statements of Cash Flow
(Prepared by management)
in thousands of US dollars
(unaudited)

	Three months	Three months
	ended	ended
	July 31, 2003	July 31, 2002
Net income (loss) for the period	(1,329)	844
Adjustments to reconcile net income (loss) to cash flow
provided by (used for) operating activities:
Depletion, depreciation and amortization	265	876
Closure costs amortization	107	45
Foreign exchange loss	7	12
Net interest earned on closure fund	(15)	(38)
Gain on sale of marketable securities	-	(1,007)
Gain on sale of mineral properties	-	(900)
Write-down of marketable securities	-	276
	(965)	108

Accounts payable and accrued liabilities	(394)	(62)
Closure cost expenditures	(872)	(44)
Due to related parties	7	(250)
Inventories	1,822	(781)
Receivables	(77)	(20)
Cash flow provided by (used for) operating activities	(479)	(1,049)

Investing Activities
Purchases of property, plant and equipment	(9)	(36)
Proceeds from sale of property, plant and equipment	46	-
Sale of marketable securities proceeds	-	1,817
Cash flow provided by (used for) investing activities	37	1,781

Financing activities
Issuance of share capital	-	21
Cash flow provided by (used for) financing activities	-	21

Foreign exchange	(7)	(12)
Net Increase (decrease) in cash and cash equivalents	(449)	741
Cash and cash equivalents, beginning of period	1,107	2,564
Cash and cash equivalents, end of period	658	3,305

See accompanying notes to these Interim Consolidated Financial Statements

Pacific Rim Mining Corp.
Notes to Interim Consolidated Financial Statements
July 31,2003
In thousands of U.S. dollars

1.

Nature of Operations and Basis of Presentation

The Company is involved in the exploration, development and operation of gold properties. The Company owns a 49% interest in the Denton-Rawhide Mine, located near Fallon, Nevada, U.S.A. and a 100% interest in certain exploration licence areas, known as El Dorado, located in El Salvador.

Basis of Presentation

These consolidated financial statements include the accounts of the Company’s wholly-owned subsidiaries, Dayton Mining (US) Inc., DMC Cayman Inc., Andacollo Gold Inc., La Serena Inc., Dayton Chile Exploraciones Mineras Limitada, Compañia Minera Dayton (to December 1, 2000), Dayton Acquisition Inc., 449200 B.C. Ltd., Pacific Rim El Salvador S.A. De C.V. and Recursos Salvadorenos S.A. de C.V. Also included in these consolidated financial statements are the Company’s wholly-owned subsidiaries, Pac Rim Cayman, Pac Rim Caribe III and International Pacific Rim S.A. from the date of acquisition of April 11, 2002.

The 49% joint venture interest in Denton-Rawhide is accounted for on the proportionate consolidation basis.

The United States dollar is the Company’s principal reporting currency and the currency of measurement for all financial transactions reported in these consolidated financial statements.

The accompanying unaudited interim consolidated financial statements (the “financial statements”) have been prepared by management in accordance with the accounting principles and methods of application disclosed in the Company’s audited consolidated financial statements for the fiscal period ended April 30, 2003.

The financial statements include all adjustments that are, in the opinion of management, necessary for a fair presentation. These financial statements do not include all disclosures required by Canadian Generally Accepted Accounting Principles for annual financial statements and accordingly these financial statements should be read in conjunction with the audited financial statements and notes thereto contained in the Company’s annual report for the year ended April 30, 2003 (the “Annual Report”).

The balance sheet of these financial statements has been changed from previous used formats to separately report saleable bullion inventory located at gold refiners from all other inventories held. A total amount is included for cash and cash equivalents and bullion to reflect managements view that the bullion reported is closely equivalent to cash and immediately available to cover short-term cash requirements.

2.

Significant Accounting Policies and Accounting Changes

Asset Retirement

Effective May 1, 2003, the Company has elected early implementation of the Canadian standard for accounting for asset retirement obligations, whereby the Company is required to recognize asset retirement obligations in the period in which they are incurred, if a reasonable estimate of fair value can be made. The associated asset retirement costs are capitalized as part of the carrying amount of the long term asset. The associated liability is accreted over the estimated number of future ounces of gold to be produced until settlement of the obligation and the asset is depreciated over the estimated useful life of the asset. As a result of the adoption of this accounting standard the carrying value of the Rawhide Mine and the corresponding asset retirement obligation have been increased by $ 0.5 million. This has been applied prospectively.

United States GAAP for asset retirement obligations (Financial Accounting Standards Board (“FASB”) Statement No. 146) conforms in all material respects to Canadian GAAP.

Bullion Inventory Bullion inventory is valued at the lower of cost and fair market value. Details are as follows:
	July 31, 2003		April 30, 2003
	Gold	Silver	Gold	Silver

Ounces at Refinery	2,730	26,506	1,544	15,402
Market value per ounce ($/oz.)	355.00	5.10	339.00	4.63
Market value	$969	135	$523	71
Total Market Value	$1,104		$594

3.

Financial Instruments

The Company’s financial instruments consist of cash and cash equivalents, bullion inventory, receivables, closure fund, accounts payable, amounts due to related parties and accrued closure costs. Unless otherwise noted, it is management’s opinion that the Company is not exposed to significant interest, currency or credit risks arising from the financial instruments. The fair value of these financial instruments approximates their carrying value due to their short-term maturity or capacity of prompt liquidation.

4.	Inventories Details are as follows:
	July 31, 2003	April 30, 2003
Production inventory	$8,181	$10,291
Supplies inventory	318	540
	8,499	10,831
Less: Long term portion of production inventory	-	(2,002)
	$8,499	$8,829

The estimated value of inventory that will not be recovered within the next fiscal year has been reclassified as long term.
5.	Properties, Plant and Equipment Details are as follows:
	July 31, 2003	April 30, 2003
Cost	$10,618	$10,652
Accumulated depreciation and write-downs	(5,035)	(5,197)
	$5,583	$5,455

6.	Mineral Properties

	a)	El Salvador Properties
i)
The Company holds a 100% interest in two exploration areas in El Salvador, known as El Dorado and La Calera. Annual advance minimum royalty payments are required on the El Dorado property, which are the greater of $50 per year or a 3% net smelter return royalty (“NSR”). The Company has the right to purchase the NSR for $4 million ($1 million for 1.5% and $3 million for the remainder) provided that the royalty is at least partially acquired within six months of commercial production.

All licences are subject to a 2% NSR held by the government of El Salvador.

ii)
By letter of intent dated May 17, 2002, the Company agreed to acquire a 100% interest in the La Calera gold project, located near the El Dorado property. Under the letter of intent the Company, at its option, must make the following payments and exploration expenditures:

		Minimum
	Option	Exploration
	Payment	Expenditures
Upon signing (paid)	$5	$-
Upon completion of a two month due diligence (paid)	15	-
On or before May 17, 2003 (paid and expenditure incurred)	20	25
On or before May 17, 2004 (expenditure incurred)	35	50
On or before May 17, 2005 (expenditure incurred)	75	100
On or before May 17, 2006 (expenditure incurred)	150	200
Totals:	$300	$375

The property is subject to a 0.5% NSR which can be purchased by the Company for $200,000 if purchased within six months from the start of commercial production.
b)	Denton-Rawhide Joint Venture The Company owns a 49% interest in the Denton-Rawhide Mine. The Company’s 49% interest in the joint venture is summarized as follows:

	July 31, 2003	April 30, 2003
Cash and working capital	$8,615	$8,838
Inventories - long-term portion	-	2,002
Property, plant and equipment	1,353	1,219
Closure fund	3,392	3,410
Current liabilities	(1,729)	(2,510)
Long-term liabilities	(1,508)	(1,900)
Net assets	$10,123	$11,059

	Three Months	Three months
	Ended	Ended
	July 31, 2003	July 31,2002
Sales	$3,023	$3,226
Costs and expenses	(3,519)	(3,330)
Net loss before taxes	$(496)	$(104)

7.

Closure Fund, Accrued Closure Costs and Loan Payable to a Related Party

The Company, as part of the Denton-Rawhide acquisition, agreed to reimburse Kinross Gold Corporation (“Kinross”), who is a major shareholder of the Company and has a director in common, a principal amount of $2.118 million for Kinross’ interest in the reclamation and severance trust funds (“Closure Fund”) held for the benefit of the Denton-Rawhide operation. The principal amount is repayable to Kinross, on an annual basis, from 25% of the net internal cash flow from the Denton-Rawhide Mine. Interest is payable annually at rates equivalent to those earned by the Closure Fund trust accounts. As a result of adjustments to working capital accounts at the time of purchase, the principal amount owing to Kinross was reduced to the outstanding amount of $1.849 million of which $0.341 million (plus accrued interest) is due and payable at December 31, 2003 and the balance of $1.508 million is payable at December 31, 2004.

The closure trust funds are held in a trust managed by a Trustee that is a large North American banking institution. The trust funds are invested in mutual funds composed of U.S. Government guaranteed fixed income securities with maturities of one to five years. The fair market value of the funds at July 31, 2003 was approximately $3,637. The closure trust funds are provided as security to the mine operator for the estimated closure liabilities.

Accrued closure costs – April 30, 2003
Short term	$1,488
Long term	$1,900	3,388
Add: Accrual of additional reclamation obligations (see note 2)		$495
Total Reclamation Obligation		3,883
Less: Reclamation expenditures during the period		872
Accrued closure costs – July 31, 2003
Short term	632
Long term	$2,379	$3,011

8.	Share Capital Common Shares Details are as follows:
	Number of Shares	Amount
Balance – April 30, 2003	78,528,594	$56,173
Common shares issued during period	0	-
Balance – July 31, 2003	78,528,594	$56,173

Stock Options

Upon amalgamation, the stock options outstanding under the plans of Dayton Mining Corporation and Pacific Rim Mining Corp. were rolled over, provided that upon surrender, termination or expiry without exercise the shares are not available for the grant of new options.

In October 2002 shareholders approved a new stock option and bonus plan under which up to 6,000,000 common shares are reserved for the grant of stock options and up to 367,000 common shares are reserved for the grant of bonus shares to directors, employees or consultants (“eligible parties”).

Stock options or bonus shares may be granted under the 2002 Plan, by the Board of Directors, to eligible parties, for a term of up to 10 years, at the closing price on the TSX on the date prior to the grant, and on conditions as may be determined by the Board of Directors.

	Number of Options
	Pre-	October	Weighted Average
	Amalgamation	2002	Exercise Price
	Plans	Plan	(in Cdn $)	Expiry
Options outstanding at April 30, 2003	4,517,480	2,110,000	$0.73	2003-2007

Three months ended July 31, 2003 - granted	-	170,800	$0.43	2008
- cancelled	(88,000)	(130,000)	$0.59	2005-2007
- exercised	-	-	-	-
Options outstanding at July 31, 2003	4,429,480	2,150,800	$0.72	2003-2008
Vested as at July 31, 2003	4,429,480	1,376,933	$0.68	2003-2008

The following table summarizes information about stock options outstanding to directors, former directors and employees as at July 31, 2003.
	Exercise Price	Number	Number
Expiry Date	(in Cdn $)	Outstanding	Vested

November 4, 2003	$0.88	574,000	574,000
February 4, 2004	$1.49	4,000	4,000
April 27, 2004	$1.36	1,188,000	1,188,000
June 29, 2004	$1.06	330,000	330,000
June 29, 2004	$1.36	36,080	36,080
September 24, 2004	$1.30	29,000	29,000
May 28, 2005	$0.54	985,600	985,600

	Exercise Price	Number	Number
Expiry Date	(in Cdn $)	Outstanding	Vested

July 4, 2006	$0.29	1,282,800	1,282,800
April 18, 2007	$0.62	1,980,000	1,320,000
July 23, 2008	$0.43	170,800	56,933
		6,580,280	5,806,413

If the Company had accounted for stock options granted to directors and employees using the fair value method, the pro-forma effect on net loss and loss per share for the period ended July 31, 2003 would be as follows:

	Three Months
	Ended	Year Ended
Net Loss for the Year	July 31, 2003	April 30,2003
As reported	$(1,329)	$(2,800)
Stock option compensation expense	(32)	(473)
Pro-forma net loss for the year	$(1,361)	$(3,273)
Loss Per Share - Basic and Diluted (in U.S. dollars)
As reported	$(0.02)	$(0.04)
Pro-forma	$(0.02)	$(0.04)

The fair value of the options used in the pro-forma information above has been estimated at the date of vesting using the Black-Scholes Option Pricing Model with the following assumptions:
Risk free interest rate	3.67%	4.31%
Average expected option life	3 years	4 years
Stock volatility – based on past trading history	35.43%	89.46%
Dividend payments during life of option	none	none

The Black-Scholes Option Pricing Model was created for use in estimating the fair value of freely tradable, fully transferable options. The Company’s employee stock options have characteristics significantly different from those of traded options, and because changes in the highly subjective input assumptions can materially affect the calculated values, management believes that the accepted Black-Scholes model does not necessarily provide a reliable measure of the fair value of the Company’s stock option awards.

9.

Gold Sales Contracts

(Metals prices in U.S. dollars)

At July 31, 2003, the Company gold hedging program consisted of 1,500 ounces of forward sales contracts for future delivery of gold at August 15, 2003 at price of $386 per ounce. At July 31, 2003 the Company had no financial exposure to market risks related to the settlement of outstanding hedges as gold spot prices were approximately $355 per ounce at that date. The estimated fair value of these contracts at the July 31, 2003 spot prices was $47, which represents the fair value to the Company on the balance sheet date if it were to settle these instruments prior to their maturity.

The credit risk exposure related to the Company’s gold hedging activities is limited to the unrealized gains (losses) on outstanding contracts based on current market prices. The Company’s gold hedging contract counter parties are large international credit-worthy institutions.

10.

Segmented Information

The company operates in one business segment, namely; exploration and gold mining with its sole producing asset being a 49 % joint venture interest in a gold mine in Nevada, USA (acquired April 1, 2000), exploration activities in El Salvador (commencing April 6, 2000) and administrative offices in Canada and the USA. There has been no material change in segmented assets from those disclosed in the Company’s annual report.

Details are as follows:
	Three Months		Three Months
	Ended	Year Ended	Ended
	July 31, 2003	April 30, 2003	July 31, 2002
Total Assets
Canada	$294	$99	$3,327
USA	14,885	17,094	18,431
El Salvador	4,184	4,252	4,184
Chile	-	2	19
Total	$19,363	$21,447	$25,961

Total Property, Plant and Equipment
Canada	$7	$8	$10
USA	1,392	1,263	4,494
El Salvador	4,184	4,184	4,184
Chile	-	-	-
Total	$5,583	$5,455	$8,688

Revenue, Excluding Interest Income
Canada	$-	$-	$-
USA	3,023	12,509	3,226
El Salvador	-	-	-
Chile	-	-	-
Total	$3,023	$12,509	$3,226

Depreciation, Depletion and Amortization
Canada	$1	$4	$1
USA	371	3,088	921
El Salvador	-	-	-
Chile	-	-	-
Total	$372	$3,092	$922

Net Income (Loss)
Canada	$(123)	$847	$1,395
USA	(601)	(1,004)	(223)
El Salvador	(786)	(3,151)	(529)
Chile	181	508	201
Total	$(1,329)	$(2,800)	$844

11.	Related Party Transactions Except as noted elsewhere in these financial statements, related party transactions are as follows:
	a)	Amounts due to related parties are required to be paid within 12 months and have accordingly been recorded in these financial statements as current liabilities. Details are as follows:
	July 31, 2003	April 30, 2003
Loan interest due to Kinross	38	22
Loan payable to Kinross - current portion (Note 7)	341	209
	$379	$231

Interest expenses accrued during the period on a loan from a related party was $ 16 (2002 - $21).
b)

During the three months ended July 31, 2003, wages and benefits of $81 (three months ended July 31, 2002 - $90) were paid to directors and officers and have been included in general and administrative expenses.

12.	Income Taxes The Company has utilized prior period losses to eliminate income taxes that would otherwise be payable on current income.
13.

Management Discussion and Analysis of Financial Condition and Results of Operations

Management’s discussion and analysis of the Company’s results reported in these interim financial statements are included in the Report to Shareholders dated September 29, 2003.